UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2013

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

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CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

EXCERPTS FROM THE MINUTES OF THE 217TH MEETING OF THE BOARD OF DIRECTORS HELD ON FEBRUARY 27, 2013

1. DATE, TIME AND PLACE: On the 27th day of February 27, 2013 at 10 a.m. at the headquarters of CPFL Energia S.A. (“CPFL Energia” or “Company”), located at Rua Gomes de Carvalho, 1510, 14th floor, suite 142, in the city of São Paulo, state of São Paulo.

2. CALL NOTICE: The call was made pursuant to Paragraph 2 of Article 17 of the Company’s Bylaws.

3. ATTENDANCE: All members of the Board of Directors (“Board”), with Mr. Ivan de Souza Monteiro delivering his vote in advance in writing as foreseen in Paragraph 7 of Article 17 of the Bylaws, thereby adding him to the list of those present.

4. PRESIDING BOARD: Chairman – Murilo Passos and Secretary – Gisélia Silva.

5. MATTERS DISCUSSED AND RESOLUTIONS TAKEN:

The reading of the Agenda, already known to all present, was waived and it was resolved that the minutes of this meeting would be drawn up in summary form, providing the participants the right to freely register their thoughts and dissents, which would be maintained on file at the Company's headquarters and its publication approved in the form of a summary, with the signatures of the members of the Board being omitted.

The votes of the members appointed by the controlling shareholders shall be computed pursuant to items 5.1 and 7.1 of the Shareholders Agreement filed with the Company, dated March 22, 2002, as amended on August 27, 2002, November 5, 2003 and December 6, 2007.

First, the members welcomed Mrs. Maria Helena Santana, who was elected an independent member at the Extraordinary General Shareholders’ Meeting held on February 20, noting that her qualification will bring a relevant contribution to the Board of Directors of the Company.

After examination of the subjects on the Agenda, the following matters were discussed and the following resolutions taken by unanimous vote and without any restrictions:

(i)             Take cognizance of the activities of the Committees and Commissions during the month of February;

(ii)          Take cognizance of management highlights and material facts during the month, as reported by the CEO;

(iii)         Take cognizance of subjects related to the energy market;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(iv)            Approve the minutes of the 216th meeting of the Board of Directors held on January 30, 2013;

(v)              Approve  as direct controlling shareholder of CPFL Comercialização Brasil S.A. (“CPFL Brasil”), pursuant to item “q” of Article 17 of the Bylaws and under the terms of Board of Executive Officers Resolution No. 2013009, the change in the methodology for the calculations of the limits for the Commercialization Companies Market Risk (RMC) and the Submarket in the Free Contracting Environment (ACL) (“Risk Limit”), which is being handled by the Risk Management Commission, which voted favorably to submit it to the Board for discussion;

(vi)            Recommend  to the representatives of the Company at the Extraordinary General Shareholders’ Meeting (“EGM”) of CPFL Brasil and on the Board of Directors and at the EGM of CPFL Geração de Energia S.A. (“CPFL Geração”) to vote favorably to approve: (vi.i)  the Protocol of the Partial Spinoff and Merger and Justification Instrument (“the Protocol”), signed by these companies, regarding the partial spinoff from CPFL Brasil with the demerged part going to CPFL Geração; (vi.ii) the contracting of Deloitte Touche Tohmatsu Auditores Independentes (“Deloitte”) to prepare the accounting opinion regarding the net book value of the assets of CPFL Brasil to go to CPFL Geração as of the base date of December 31, 2012 (“Opinion”); (vi.iii)  based on the Opinion, to calculate the net assets of CPFL Brasil; (vi.iv) for the reduction in the capital stock of CPFL Brasil, in the amount of R$ 1,000.00 (one thousand reais), and the subsequent change in Article 5 of its Bylaws; (vi.v)  for the increase in the capital stock of CPFL Geração, in the amount of R$ 1,000.00 (one thousand reais), and the subsequent change in the wording of Article 5 of its Bylaws; and (vi.vi) the  practice of all acts necessary to implement and formalize the partial spinoff of CPFL Brasil, and the merging of the demerged portion by CPFL Geração;

(vii)           Approve, as owner of all shares issued by CPFL Brasil, the increase in its capital stock in the amount of R$ 1.000,00 (one thousand reais), recommending its representatives at the EGM of CPFL Brasil to vote favorably to approve the increase in the capital stock and the subsequent change in Article 5 of its Bylaws, as well as subscribing to and paying for the shares issued;

(viii)        Approve, as owner of all shares issued by CPFL Geração, the issuance of debentures , unsecured, non-convertible into shares, in the amount of R$ 1,092,000,000.00 (one billion and ninety-two million reais), maturing on June 1, 2018, in accordance with CVM Instruction No. 476/2009 (“the Issue”), to partially substitute the 2nd Debentures Issue of CPFL Brasil, as well as the granting of CPFL Energia of a corporate guarantee for compliance with the obligations deriving from the Issue, pursuant to Board of Executive Officers Resolution No. 2013008-E, recommending that the Company's representatives on the Board of CPFL Geração vote favorably to approve the aforementioned Issue;

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

(ix)             Recommended  to the Company's representatives on the Board of Directors of Companhia Paulista de Força e Luz ("CPFL Paulista") and Rio Grande Energia S.A. ("RGE") the favorable vote to approve the minimum value from sale of real estate at auction, pursuant to Board of Executive Officers Resolution No. 2013005-E;

(x)              (x.i) Take cognizance of the resignation of Mr. Lorival Nogueira Luz Jr. as Chief Financial and Investor Relations Officer of CPFL Energia, already qualified in the minutes of the 177th meeting of the Board of Directors that elected him, on May 25, 2011, pursuant to the Letter of Resignation he presented to the Company, to take effect as of this date and that is considered to be an integral part of these minutes for all legal purposes (Annex I) and (x.ii) elected Mr. Gustavo Estrella, a Brazilian citizen, married, holder of identity card RG 8.806.922, issued by the Public Safety Secretariat of the State of Rio de Janeiro (SSP/RJ) and registered on the individuals taxpayer roll of the Treasury Ministry under number 037.234.097-09, resident and domiciled in the city of Campinas, State of São Paulo, to occupy the position of Chief Financial and Investor Relations Officer, supplementing the remaining time of these positions of the term of office currently underway on the Board of Executive Officers.

Mr. Gustavo Estrella stated, as required in paragraphs 1, 2, 3 and 4 of Article 147 of Law No. 6,404/76 and Article 2 of CVM Instruction No. 367/2002, that he is not subject to any legal impediments that could bar his election.

The members of the Board and the CEO registered their recognition of Mr. Lorival Nogueira Luz Jr. and congratulated Mr. Gustavo Estrella.

(xi)             Recommended  a favorable vote to the representatives in the management bodies of the subsidiaries to the election of Mr. Gustavo Estrella, to occupy the positions of Executive Officer and Director, replacing Mr. Lorival Luz Jr. and supplementing the remaining time of these positions of the term of office currently underway.

6. CLOSURE: There being no further business, the meeting was adjourned, these minutes were drawn up, read, approved and signed by the Board Members present and by the Secretary. Murilo Passos – Chairman, Ivan de Souza Monteiro, Francisco Caprino Neto, Claudio Palaia, Renê Sanda, Helena Kerr do Amaral, Maria Helena Santana and Gisélia Silva – Secretary.

CPFL ENERGIA S.A.

Publicly Held Company

Corporate Taxpayer ID (CNPJ): 02.429.144/0001-93

Company Registry (NIRE): 353.001.861-33

I certify that these minutes are the excerpts of the original minutes recorded in the Minutes Book.

Gisélia Silva

Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 27, 2013

CPFL ENERGIA S.A.

By:	/S/ GUSTAVO ESTRELLA
Name: Title:	Gustavo Estrella Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.